Exhibit 99.6

NOTICE TO HOLDERS OF WIPRO LIMITED

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE EQUITY SHARE

On April 16, 2026, the Board of Directors (the “Board”) of Wipro Limited (the “Company”), in accordance with the provisions of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014 (to the extent applicable), the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended from time to time, (the “Buyback Regulations”) approved an offer by the Company to Buyback (as defined below) its Equity Shares (as defined below). In accordance with the provisions of the Act and the Buyback Regulations, the Company received shareholder approval for the Buyback, the results of which were announced on May 21, 2026.

Buyback Summary

The Company is offering to buy back up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of face value ₹ 2/- (Rupees Two only) each of the Company (the “Equity Shares”) representing up to 5.72% of the total number of Equity Shares in the existing total paid-up Equity Share capital of the Company at a price of ₹ 250/- (Rupees two hundred and fifty only) per Equity Share (U.S. $2.71) (the “Buyback Price”) payable in cash for an aggregate amount of up to ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (the “Buyback Size”), which represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended on March 31, 2026, respectively, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all the shareholders of the Company who hold Equity Shares as of the Record Date (defined below) (hereinafter referred to as the “Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch and other incidental and related expenses, etc.

The Buyback will be implemented using a tender offer process, under which holders of Equity Shares as of the Record Date will be able to tender a proportionate number of their Equity Shares to the Company at the Buyback Price. The Record Date i.e., June 5, 2026, has been announced in a public announcement, published on May 25, 2026 (the “Public Announcement”). The number of shares each holder of Equity Shares is entitled to tender will be calculated based on the number of Equity Shares held by the respective shareholder on the Record Date and the entitlement ratio of the Buyback applicable to each shareholder. The final number of shares the Company will purchase from each holder of Equity Shares will be based on the total number of shares tendered. Accordingly, the Company may not purchase all of the shares tendered by a holder of Equity Shares. The Company published the Public Announcement providing further details on the Buyback, and the full terms and conditions of the Buyback will be contained in a letter of offer (the “Letter of Offer”), which will be dispatched to holders of Equity Shares within 2 (two) working days from the Record Date.

Required Conversion of ADSs to Participate

Holders of American Depositary Shares (the “ADSs”) of the Company (each a “Holder” or collectively, the “Holders”), each representing one Equity Share, evidenced by American Depositary Receipts (the “ADRs”), will not be eligible to tender ADSs in the Buyback. In order for such Holders to participate in the Buyback, they must become direct holders of Equity Shares as of the Record Date. They, therefore, need to establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date. The

[1]	The U.S. dollar amounts are for illustrative purposes only and are based on the exchange rate of ₹ 92.25/$1 as of April 8, 2026 (Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

Public Announcement published by the Company sets out the details on the Buyback, including the Record Date, and the full terms and conditions of the Buyback will be contained in the Letter of Offer. However, Holders should note that Holders may not have sufficient time to establish a Brokerage Account if the Holder did not initiate such process prior to the publication of the Public Announcement.

Following establishment of a Brokerage Account, if a Holder desires to participate in the Buyback, such Holder must (i) submit the desired number of ADSs to JPMorgan Chase Bank, N.A., as the depositary (the “Depositary”) for cancellation and withdrawal of the underlying Equity Shares no later than three New York business days prior to the Record Date (the “Equity Share Withdrawal”) and, (ii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all of such withdrawn Equity Shares when the offering period for the Buyback commences. Equity Shares may only be delivered to a DR type demat account. In order to receive the underlying Equity Shares, the Brokerage Account must be a DR type demat account. YOU MUST BE A HOLDER OF EQUITY SHARES AS OF THE RECORD DATE TO PARTICIPATE IN THE BUYBACK. The Depositary will charge such Holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and any other fees and expenses provided for pursuant to the terms of the ADSs. These fees and expenses are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback.

Please refer to the accompanying notice entitled Tax Disclosures and Limitations of Liability for additional information.

Prior to submitting any ADSs for withdrawal, you should consult with your financial and tax advisors and ensure that you have a Brokerage Account in India that can take delivery of the Equity Shares. Certain figures contained in this document have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. You should also be aware of the following:

•

The Buyback Price is a 15.22% premium to the volume weighted average market price of an ADS on the New York Stock Exchange (the “NYSE”) for the sixty (60) trading days preceding the date of notice to the Indian Stock Exchanges (as defined below) of the Board meeting to consider the proposal of the Buyback, i.e., April 9, 2026.

•

The Buyback Price is a 26.67% premium to the volume weighted average market price of an ADS on the NYSE for the ten (10) trading days preceding the date of notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e., April 9, 2026.

•	Upon withdrawal of the Equity Shares underlying the ADSs, a Holder will not be able to re-deposit the Equity Shares back into the ADR program to receive ADSs.

•	Equity Shares must be held in a Brokerage Account in India and such Equity Shares cannot be traded on the U.S. exchange, i.e., the NYSE.

**	All amounts in this section are based on the exchange rate of ₹ 92.25/USD as of April 8, 2026, as published by the Federal Reserve Board of Governors.

There is no guarantee that a Holder will be able to complete the process of establishing a Brokerage Account with sufficient time for the Equity Share Withdrawal at least three New York business days prior to the Record Date, if such Holder did not initiate such process prior to the publication of the Public Announcement. There is no guarantee that any Holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. Because of the terms of the Deposit Agreement dated October 19, 2000, as amended, by and among the Company, the Depositary and the holders from time to time of ADRs (the “Deposit Agreement”) and uncertainties in Indian law, holders of Equity Shares do not currently have any right to re-deposit such Equity Shares to receive ADSs, and will not be entitled to any other rights or obligations of a Holder, even if such holder previously held ADSs. Equity Shares trade on National Stock Exchange of India Limited (the “NSE”) and the BSE Limited exchange in India (the “BSE”, and together, the “Indian Stock Exchanges”), but do not trade on U.S. exchanges.

In addition to the accompanying notice entitled Tax Disclosures and Limitations of Liability, the Notice of Postal Ballot and the Public Announcement provide further details on the Buyback. The full terms and conditions of the Buyback will be contained in the Letter of Offer, which will be dispatched to holders of Equity Shares as of the Record Date. The Notice of Postal Ballot and the Public Announcement are available on https://www.wipro.com/ and the Letter of Offer will also be available on https://www.wipro.com/. Any informational documents related to the Buyback that are published or disseminated by the Company will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form CB no later than the business day after the relevant documents are published or otherwise disseminated by the Company in India. Documents furnished to the SEC can be viewed on the SEC’s website at https://www.sec.gov/ when they are filed.

Each Holder that requests that the Depositary effect an Equity Share Withdrawal will be deemed to have acknowledged, represented to, warranted and agreed with the Company that such Holder has sufficient information on the Company and the terms of the Equity Share Withdrawal so as to enable such Holder to decide whether to effect an Equity Share Withdrawal.

Holders who wish to retain their ADSs do not need to take any action. The implications of effecting an Equity Share Withdrawal will depend on individual circumstances. HOLDERS SHOULD CONSULT THEIR OWN LEGAL, FINANCIAL AND TAX ADVISORS BEFORE REQUESTING THAT THE DEPOSITARY EFFECT AN EQUITY SHARE WITHDRAWAL.

Procedures for Equity Share Withdrawal

A registered Holder may surrender ADSs to the Depositary for cancellation along with the requisite fees, charges and expenses and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees, charges and expenses to the Depositary and provide the Depositary with the Withdrawal Order in order to withdraw the Equity Shares represented by such cancelled ADSs.

The Depositary will NOT assist Holders or other persons in establishing accounts in India. Holders are also advised that if delivery of the related Equity Shares cannot be completed within seventy-two (72) hours of the first presentment of a given cancellation request by reason of improper delivery instructions, local market requirements or any other reason, the presenter of such ADSs will be deemed to have not presented such ADSs for cancellation and such ADSs will be credited or returned to such Holder accordingly. As no cancellation will be deemed to have been presented, a portion or all of the cancellation fees theretofore paid may be retained by the Depositary to cover any costs the Depositary may have incurred in attempting delivery of Equity Shares. As a result, it is recommended that any party surrendering ADSs for cancellation consult with their local market agent to ensure that delivery instructions are properly provided and that any and all local market requirements have been satisfied to allow for timely delivery of Equity Shares.

Each Holder that wishes to effect an Equity Share Withdrawal will be responsible for setting up its own Brokerage Account, including providing any necessary documentation and know your customer documentation. A withdrawing Holder will also be solely responsible for its ADS cancellation fees and any other fees, charges and expenses of the Depositary and its agents. The process to set up a Brokerage Account may be a lengthy process and must be completed sufficiently prior to the Record Date such that any Holder that wishes to participate in the Buyback may effect an Equity Share Withdrawal no later than three New York business days prior to the Record Date.

To be a holder of Equity Shares on the Record Date and be eligible to participate in the Buyback, a registered Holder must submit to the Depositary the Withdrawal Order, the ADS cancellation fees and any fees, changes and expenses owing under the Deposit Agreement no later than 12:00 p.m. Eastern Time, three New York business days prior to the Record Date.

Before the Depositary will permit withdrawal of Equity Shares, the Depositary may require:

•	payment of its fees;

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;

•	production of satisfactory proof of the identity of any signatory and genuineness of any signature or other information it deems necessary; and

•

compliance with applicable laws and regulations, provisions of the Company’s charter and resolutions of the Board, and regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Holders are solely responsible for taking all of the steps and meeting all of the requirements necessary to effect an Equity Share Withdrawal.

Price History and Stock Exchanges

The Equity Shares are traded on the Indian Stock Exchanges. The ADSs are traded in the United States on the NYSE, under the ticker symbol “WIT”. The following table sets forth for the periods indicated the price history of the Equity Shares on the Indian Stock Exchanges and ADSs on the NYSE.

	BSE				NSE				NYSE
	Price per Equity Share				Price per Equity Share				Price per ADS
	High (₹)	Low (₹)	High ($)	Low ($)	High (₹)	Low (₹)	High ($)	Low ($)	High (₹)	Low (₹)
April 1, 2026 through April 8, 2026	208.80	188.70	2.26	2.05	209.00	188.58	2.27	2.04	2.29	2.07
Fiscal year ended March 31, 2026	273.15	186.50	2.91	1.99	273.10	186.50	2.91	1.99	3.01	2.05
December 3, 2024 - March 31, 2025	324.55	256.35	3.80	3.00	324.60	256.25	3.80	3.00	3.57	2.84
April 1, 2024 - December 2, 2024*	596.00	416.80	7.03	4.92	596.00	417.00	7.03	4.92	3.34	2.39
Fiscal year ended March 31, 2024	546.10	351.85	6.55	4.22	545.90	352.00	6.55	4.22	3.02	2.02

Note: High and Low price for the period are based on intra-day prices

*	Excluding the date of bonus issue of (1:1) on December 3, 2024

The U.S.$ figures under BSE and NSE columns denote the Equity Share price in Indian rupees converted to $1 = ₹83.34 for the year ended March 31, 2024, $1 = ₹84.74 for the period starting from April 1, 2024 - December 2, 2024, $1 = ₹85.43 for the period starting December 3, 2024 - March 31, 2025, $1 = ₹93.83 for the year ended March 31, 2026, and $1 = ₹92.25 for the period starting from April 1, 2026 through April 8, 2026.2

The volume weighted average closing price of the ADSs on the NYSE for sixty (60) trading days and ten (10) trading days preceding the date of notice to the Indian Stock Exchanges of the Board meeting to consider the proposed Buyback, i.e., April 9, 2026, was $2.35 (approx. ₹216.98) and $2.14 (approx. ₹197.36), respectively. The closing price of the ADSs on the NYSE on the date of the Board meeting approving the Buyback, i.e., April 16, 2026 was $2.16 (approx. ₹199.26). The Indian Rupee amounts are based on the exchange rate of ₹92.25/$1 as of April 8, 2026.3 To the extent available, Holders are urged to obtain additional current market information and quotations for the Equity Shares, and for the ADSs, before making any decision with respect to an Equity Share Withdrawal or the Buyback. Equity Shares do not trade on the NYSE or any other U.S. stock exchange.

[2]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm
[3]	Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm

Payment of the Buyback Price – Foreign Exchange Rates

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price. The Company will not make any conversion of the Buyback Price to U.S. dollars. On April 8, 2026, the certified foreign exchange rate published by the Federal Reserve Board of Governors was $1 = ₹ 92.25. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Certain Tax Consequences of the Buyback for Non-Resident Shareholders

Indian Taxation

THE SUMMARY OF THE TAX CONSIDERATIONS RELATING TO THE BUYBACK OF EQUITY SHARES AS LISTED ON THE STOCK EXCHANGE SET OUT IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE TAX LAWS OF INDIA AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARIZED NATURE OF TAX CONSEQUENCES OF A BUYBACK TRANSACTION, ELIGIBLE SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

WIPRO LIMITED (THE “COMPANY”) DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF THIS TAX SUMMARY AND THERE CAN BE NO LIABILITY ON THE COMPANY IF ANY ACTION IS TAKEN BY THE SHAREHOLDER SOLELY BASED ON THIS TAX SUMMARY.

THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF BUYBACK OF EQUITY SHARES LISTED ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General. The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to taxation in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income Tax Act, 2025 (the “Income Tax Act” or the “Act”).

A person who qualifies as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income or income received by such person in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred. Accordingly, since the Company is incorporated in India, the Company’s shares would be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Income Tax Act. Further, the non-resident can avail themselves of the beneficial provisions of the Double Taxation Avoidance Agreement between India and the respective jurisdiction of the shareholder subject to meeting relevant conditions and providing and maintaining necessary information and documents as prescribed under the Income Tax Act.

The summary of tax implications on the buyback of equity shares listed on the stock exchanges in India is set out below. All references to equity shares in this note refer to equity shares listed on the stock exchanges in India unless stated otherwise.

Income tax provisions in respect of buyback of equity shares

Pursuant to amendments effective April 1, 2026, income tax from the buyback of equity shares is now levied directly on the shareholders. Previously, from October 1, 2024, until March 31, 2026, buyback proceeds were fully taxed as deemed dividends at the shareholder’s applicable slab rates, the original cost of acquiring the shares was recognized as a capital loss, which be offset against other capital gains. Here are the key features of the new system:

Aspect	Details
Tax Incidence	The tax is now payable by the shareholders on the gains made from the buyback

Nature of Income	The income is treated as Capital Gains in the hands of the shareholder

Computation of Gains	Capital gains are calculated as the difference between the buyback price offered by the company and the shareholder’s original cost of acquiring the shares

Applicable Tax Rate

a) The rate depends on the holding period. Long-Term Capital Gains (LTCG): For shares held over 12 months, a rate of 12.5% is applicable (with an exemption up to ₹1.25 Lakhs). Short-Term Capital Gains (STCG): For shares held for 12 months or less, the gains are taxed at applicable slab rates.

b) Additional tax rate as specified in table under section 69 sub-section 2(b) is applicable in case of purchase of shares from promoters.

Taxation for ADS holders. A non-resident holder of ADSs, each representing one Equity Share evidenced by ADRs, may participate in the Buyback by submitting their ADSs to the Depositary, for cancellation and withdrawing the underlying Equity Shares and then tendering those Equity Shares back to the Company for buyback through the stock exchange in India.

There can be no assurance that the Equity Shares offered by a holder of ADSs (each a “Holder” or collectively, the “Holders”) in the Buyback will be accepted. Holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any regulatory approvals and tax issues.

The following is a brief summary of potential capital gains taxation events in respect of ADS issued to non-resident holders against the issue of Equity Shares of the Company:

•

Conversion of ADSs to Equity Shares – There are no specific tax provisions in India enumerating India tax consequences on redemption of ADSs into Equity Shares. The prevailing view is that Equity Shares received by non-resident holders upon redemption of ADSs is merely a change in the form of holding and may not be considered as a “transfer” and hence not subject to capital gains tax in India at the point of redemption. While there are arguments in favor of the position that redemption of ADSs into equity shares should not be subject to capital gains tax, the law is not clear on this and there are no relevant tax rulings. As a result, this view is not free from doubt.

•

Sale of Equity Shares in the Buyback – Under the amendments to the Income Tax Act described under the section 69 titled “Capital gain on purchase by company of its own shares or other specified securities” non-resident holders of Equity Shares of the Company are liable to pay capital gains tax upon the sale of their Equity Shares in the Buyback.

THE ABOVE NOTE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS NOTE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

The summary of the tax considerations as above is based on the current provisions of the tax laws of India, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the Buyback of Equity Shares to U.S. holders (as defined below) (or the exchange of ADSs for Equity Shares and subsequent participation in the Buyback) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source, and trusts having a valid election to be treated as a United States person (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a United States person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership or a pass-through entity for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner or owner will generally depend upon the status of the partner or owner and upon the activities of the partnership or the pass-through entity. A partner in a partnership or an owner in a pass-through entity holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, pension plans, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to special tax accounting rules under Section 451(b) of the Code, holders of 10% or more, by voting power or value, of the shares of the Company, persons that are controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold or receive our Equity Shares or ADSs pursuant to the exercise of any option or otherwise as compensation, persons deemed to sell our Equity Shares or ADSs under the constructive sale provisions of the Code, or certain U.S. expatriates and certain former citizens or long-term residents of the United States. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, U.S. Holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “complete termination” of the holder’s interest in the Company;

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder in the exchange of Equity Shares will be deemed to result in a “complete termination” of the holder’s interest in the Company if either (i) all the shares actually and constructively owned by the holder (including shares which he or she has the right to acquire by exercise of an option) are sold pursuant to the Buyback and such holder does not thereafter own any shares of the Company either actually or constructively or (ii) all the Equity Shares actually owned by a holder are sold pursuant to the Buyback, the holder is eligible to waive and effectively waives constructive ownership of shares owned by family members under procedures described in Section 302 of the Code, and the holder does not actually or constructively own any other shares of the Company (after giving effect to such waiver of family attribution). Any holder intending to waive family attribution for purposes of satisfying the requirement set forth in the preceding clause (ii) should consult with his or her own tax advisor.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the Company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.”

In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others. Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances.

Sale or Exchange. Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated under the Section 302 tests as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Certain Tax Consequences of the Buyback for Non-Resident Shareholders – Indian Taxation.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution. If a U.S. holder is not treated under the Section 302 tests (discussed above) as recognizing gain or loss on a disposition of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders in respect of dividends received from other domestic corporations. To the extent that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. federal income tax principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on the Company’s Equity Shares, such distribution will generally be taxed to the U.S. holder as a dividend for U.S. tax purposes. In addition, as discussed above, a U.S. holder may not be able to utilize any Indian taxes (if applicable) as a credit against the U.S. holder’s federal income tax liability with respect to such distribution.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation (1) with respect to any dividend it pays on its shares that are readily tradable on an established securities market in the United States, or (2) if it is eligible for the benefits under a comprehensive income tax treaty with the United States that the U.S. Treasury Secretary determines is satisfactory and that includes an exchange of information program. In addition, a corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below). Our ADSs are listed on New York Stock Exchange. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend because the Equity Shares are not themselves listed on a U.S. Exchange. Although the Equity Shares are not themselves listed on a U.S. exchange, the Company may be eligible for benefits under the Treaty, which the U.S. Treasury Secretary has determined is satisfactory for this purpose and which includes an exchange of information program.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	50% or more of its average quarterly assets during the taxable year is attributable to assets that produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2026, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2027. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2026, or that the Company will not be considered a PFIC for the current taxable year and/or future taxable years. If the Company were to be a PFIC for any taxable year in which a U.S. holder owns Equity Shares or ADSs, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares (including as a result of the Buyback), unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the Equity Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. No assurances may be given regarding whether the Equity Shares or ADSs will qualify, or will continue to be qualified, as being regularly traded in this regard. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on such holder’s pro rata portion of the Company’s income and gain. However, the Company has not provided, and does not plan to provide, the information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends on, or proceeds from a sale of, Equity Shares paid to a U.S. holder may be subject to U.S. information reporting, and backup withholding at the applicable statutory rate (currently, 24%), may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

Limitations on Company, Depositary and Custodian Obligations and Liability to ADS Holders

The Company, the Depositary or the Custodian may refuse to permit an Equity Share Withdrawal until the following conditions have been met:

•	the Holder has paid all taxes, governmental charges, registration fees and applicable charges as required in the Deposit Agreement;

•

the Holder has provided proof satisfactory to it of the identity of any signatory and the genuineness of any signature and such other information, including without limitation, information as to citizenship, residence, exchange control approval, and beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the Deposit Agreement and the ADSs, as it may deem necessary or proper; and

•	the Holder has complied with such regulations as the Depositary may establish consistent with the Deposit Agreement.

The Depositary may also suspend or refuse an Equity Share Withdrawal, if the transfer books of the Depositary are closed or if the Company or the Depositary decides it is advisable to do so.

The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Company and their respective agents and affiliates. Neither the Company nor the Depositary nor any such agent or affiliate will incur or assume liability if:

•

any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of India or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance beyond its direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement of the ADSs provide shall be done or performed by the Company, the Depositary or their respective agents or affiliates;

•	it exercises or fails to exercise discretion given to it under the Deposit Agreement or the ADSs;

•	it performs its obligations under the Deposit Agreement and the ADSs without gross negligence or willful misconduct;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting Equity Shares for withdrawal, any Holder, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with legal and business standards applicable to custodial services in India.

The Depositary shall be under no obligation to inform Holders or any other holders of an interest in an ADS about the requirements of Indian law, rules or regulations or any changes therein or thereto.

None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax consequences that may be incurred by Holders and beneficial owners on account of their ownership of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. Neither the Depositary nor any of its agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs. Neither the Company nor its agents shall be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any Equity Shares or the ADSs, which in the Company’s opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense, including fees and disbursements of counsel and liability, is furnished as often as may be required.

The foregoing is a summary of certain provisions of the Deposit Agreement and does not purport to be a complete summary of the Deposit Agreement and the ADRs. Please refer to the Deposit Agreement and the amendments thereto, and the form of ADR which have been filed with the SEC.

Payment of the Buyback Price - Foreign Exchange Rates

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price. The Company will not make any conversion of the Buyback Price to U.S. dollars. On April 8, 2026, the certified foreign exchange rate published by the Federal Reserve Board of Governors was $1 = ₹ 92.25. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Special notice to securityholders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

Documents on Display

The Company is subject to the reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC, which can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

If you have any questions regarding an Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844 0011. Please do not call the Depositary with any questions related to the Buyback or any matter related to opening accounts in India. Registered Holders may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Those holding ADSs through a bank, broker or other nominee must contact such bank, broker or nominee with any questions they may have related to such cancellation procedures.